UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CVR Partners, LP

(Name of Issuer)

Common Units representing Limited Partner Interests

(Title of Class of Securities)

126633106

(CUSIP Number)

Nicole Powe

c/o Rentech, Inc.

2000 Potomac Street NW, 5th Floor

Washington, DC 20007

Tel: (202) 791-9040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126633106	13D	Page 1 of 5 Pages

1	Names of reporting persons Rentech, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Colorado
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633106	13D	Page 2 of 5 Pages

1	Names of reporting persons Rentech Development Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Colorado
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633106	13D	Page 3 of 5 Pages

1	Names of reporting persons Rentech Nitrogen Holdings, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633106	13D	Page 4 of 5 Pages

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the common units (the “CVR Common Units”) representing limited partner interests in CVR Partners, LP, a Delaware limited partnership (the “Issuer”) , and amends the initial statement on Schedule 13D filed on April 12, 2016, as amended by Amendment No. 1 to Schedule 13D filed on January 23, 2017 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

This Amendment No. 2 is being filed by: (i) Rentech, Inc., (ii) Rentech Development Corporation, and (iii) Rentech Nitrogen Holdings, Inc. (“RNHI”).

Item 4	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text after the last paragraph thereof.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information.

(a) – (b) This Amendment No. 2 is being filed on behalf of the Reporting Persons to report that, as of November 30, 2017, the Reporting Persons do not beneficially own any CVR Common Units.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons or Related Persons has effected any transaction in CVR Common Units during the last 60 days.

(d) Not applicable.

(e) As of November 30, 2017, the Reporting Persons ceased to be the beneficial owners of more than five percent of the CVR Common Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following text after the last paragraph thereof.

Share Exchange Agreement

On November 30, 2017, RNHI entered into a share exchange agreement (the “Share Exchange Agreement”), dated November 30, 2017, with Credit Suisse AG, Cayman Islands Branch, as administrative agent and certain funds managed by or affiliated with GSO Capital Partners LP, as lenders (the “Lenders”), pursuant to which RNHI repaid approximately $22.4 million of term loan debt under the Credit Agreement through the delivery of 7,187,630 CVR Common Units held by RNHI to the Lenders.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibit.

Exhibit I	Share Exchange Agreement, dated November 30, 2017, by and among Rentech Nitrogen Holdings, Inc., Credit Suisse AG, Cayman Islands Branch, GSO Special Situations Master Fund LP, GSO Palmetto Opportunistic Investment Partners LP, GSO Credit-A Partners, LP, Steamboat Credit Opportunities Master Fund LP, GSO Coastline Credit Partners LP, GSO Cactus Credit Opportunities Fund LP and GSO Aiguille Des Grands Montets Fund II LP (filed herewith).

CUSIP No. 126633106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2017

Rentech, Inc.

By:	/s/ Nicole Powe
Name:	Nicole Powe
Title:	Senior Vice President and General Counsel

Rentech Development Corporation

By:	/s/ Nicole Powe
Name:	Nicole Powe
Title:	Senior Vice President and Secretary

Rentech Nitrogen Holdings, Inc.

By:	/s/ Nicole Powe
Name:	Nicole Powe
Title:	Senior Vice President and Secretary